BY EDGAR

Ms. Jennifer Thompson
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3737

December 19, 2014

Re:       Brazilian Distribution Company
Form 20-F for the Fiscal Year ended December 31, 2013
Filed April 30, 2014
File No. 001-14626

Dear Ms. Thompson:

Brazilian Distribution Company (Companhia Brasileira de Distribuição, or the “Company”) has received the Staff’s comment letter dated November 21, 2014 concerning the above-referenced filing on Form 20-F (the “20-F”).

The Company acknowledges that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company advises you as follows regarding your comments.  The Company also advises you that once your review process of the 20-F is concluded, the Company will file an amendment to the 20-F to include the revised disclosures and incorporate the Staff’s comments as appropriate.

SEC Comment No. 1

We note your response to comment 3 in our September 26, 2014 letter and have the following comments:

•         We are unable to reconcile the amounts included in your proposed revised table of contractual obligations to the amounts presented in your financial statements or the amounts contained within your response under the heading “As Reported – Contractual Obligations Table.” As one example, Note 19 to your financial statements indicates that your total current and noncurrent debentures are R$ 3,843.4 million, which is consistent with the amount shown in your response under the heading “As Reported – Contractual Obligations Table;” however, your proposed revised table of contractual obligations indicates that the total principal amount of debentures is R$ 3,610.0 million. Either explain to us how your proposed revised table of contractual obligations agrees to your financial statements or provide us with a corrected version of this table.

•         In addition, please tell us how the amounts presented for interest were derived and disclose your assumptions in a footnote to the contractual obligations table. Either in a footnote or in the table, please separately quantify the amounts representing accrued interest at December 31, 2013, if any. Please refer to Item 303(a)(5) of Regulation S-K and SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response to Comment No. 1

The Company clarifies that the amount of R$3,843.4 million referred to by the staff reflects the outstanding principal amount of R$3,610.0 million plus accrued and unpaid interest of R$233.4 million as of December 31, 2013.

The amounts presented in the Company’s proposed revised table of contractual obligations under the ‘interest’ line item included both accrued and unpaid interest as of December 31, 2013 and projected interest after December 31, 2013.

Assumptions used in estimating projected  interest, to be incurred from December 31, 2013 through the respective contractual maturity dates, were based on the outstanding principal amounts of the related debt obligations at December 31, 2013 and projected future interest rates (especially the Brazilian CDI rate as published by BM&FBovespa), net of the impacts of derivative instruments classified as fair value hedges and swap transactions.

In light of the above, the Company proposes to further revise the contractual obligations table in future filings to break down accrued and unpaid interest and also estimated interest to be incurred in connection with long-term debt and debentures (not recorded at year-end) through the contractual maturity. The Company proposes to add a footnote explaining the assumptions used in calculating future interest.

The revisions the Company expects to make in future filings are indicated in bold and red in the table below:

		Payment Due by Period
Contractual Obligations		Total	Less than one year	One to three years	Three to five years	After five years
		(in millions of reais)

Long-term debt		5,737.8	3,948.9	1,465.4	304.7	18.9
Principal		5,175.3	3,754.3	1,158.7	244.2	18.2
Accrued interest as of 12/31/13		219.8	84.8	119.2	15.8	0.1
Projected interest	(a)	342.7	109.8	187.5	44.7	0.7
Debentures		4,376.7	1,539.4	2,837.4
Principal		3,608.5	1,010.0	2,598.5
Accrued interest as of 12/31/13		234.9	234.9	-	-	-
Projected interest	(a)	533.3	294.5	238.9	-	-
Taxes, other than on income		2,041.5	968.5	288.0	418.0	367.0
Financial Leasing		254.8	56.3	70.4	72.0	56.1
Operating lease		10,229.0	1,270.0	1,936.5	1,936.5	5,086.0
Total contractual obligations		22,639.9	7,783.1	6,597.7	2,731.2	5,528.0

Note: For additional information, refer to Note 19 – Loans and financing, Note 20 – Financial instruments, Note 21 - Income and social contribution taxes payable and taxes payable in installments, and Note 25 – Leasing transactions, of this Annual Report on Form 20-F.

(a)

Future interest includes estimated interest to be incurred from December 31, 2013 through the respective contractual maturity dates, based on outstanding principal amounts at December 31, 2013 and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations, net of the impacts of derivative instruments classified as fair value hedges and swap transactions.

SEC Comment No. 2

We note your response to comment 10 in our letter dated September 26, 2014. When you amend your Form 20-F, please revise this footnote to disclose in more detail the qualitative description required by paragraph B64(e) of Appendix B to IFRS 3 of the factors that make up the goodwill recognized on acquisition of Bartira, similar to the information contained in your response.

Response to Comment No. 2

We acknowledge the Staff´s request to revise the footnote to disclose in more detail the qualitative description of the factors that make up the goodwill recognized on acquisition of Bartira, similar to the information contained in our prior response to the Staff.   However, the Company would prefer to include this clarifying disclosure as part of the financial statements in future filings.  We believe that the disclosure only provides additional clarification and complements the disclosure that was already provided in Note 15 (b) on page F-53 regarding goodwill:

“Goodwill on acquisition is supported by the future profitability of the furniture products sold in Via Varejo´s stores. Bartira is significant to the verticalization of the furniture line, in order to maximize its margin.”

We also advise the Staff that as disclosed in Note 15 (b), the purchase price allocation was preliminary and is being finalized in the fourth quarter of 2014.  As such, while not expected to be materially different from those amounts previously recorded and disclosed for the year ended December 31, 2013, revised purchase price allocation including related goodwill amounts will be recorded and disclosed in the Company’s financial statements for the year ended December 31, 2014.  The Company believes that this additional clarifying information is better presented with the final purchase price allocation information, rather than amending the disclosures in the previously issued financial statements.

We recognize and have indicated that once your review process is concluded we will be filing an amended 20-F to include revised disclosures and incorporate the Staff´s comments, as appropriate, including limited amendments to the financial statements to incorporate certain editorial corrections to the financial statements and corresponding amendments to our auditor´s report for consistency and to include the audit report of Ernst & Young Terco Auditores Independentes S.S. for the year ended December 31, 2011 (see our prior responses to you prior comments Nos. 6, 7 and 8). We view those contemplated changes as minor editorial changes with limited consequences.  However, we view the additional clarifying disclosure related to goodwill as more than a minor change, which would require additional corporate approvals from the Company’s board of directors and audit committee. Furthermore, the additional disclosure would also necessitate the Company to restate its previous issued local IFRS Financial Statements, published and filed with the applicable securities regulator, resulting in additional time and costs associated with making the corresponding revisions to the local financial statements, republishing the financial statements in the local market, and refiling with the local securities regulators.

Given the nature of this additional disclosure, and for the additional operational reasons set out above, the Company respectfully requests to include the additional disclosure in future filings.

SEC Comment No. 3

To assist us in evaluating your response to comment 10 in our letter dated September 26, 2014, please tell us the specific identifiable intangible assets recognized in connection with your acquisition of Bartira. Based on the information provided in Note 17 on page F-57, it appears that such identifiable intangible assets may consist entirely of software. Please tell us in your response how you considered whether there were any other identifiable intangible assets which may qualify for recognition apart from goodwill, for example patterns or copyrighted designs, brand names, trademarks and/or contractual relationships. Please refer to paragraphs 13 and B30 through B40 in Appendix B of IFRS 3. In addition, when you amend your Form 20-F, please disclose the nature of specific intangible assets acquired, if material, as contemplated by paragraph B64(f) in Appendix B of IFRS 3.

Response to Comment No. 3

Intangible assets acquired in connection with the business combination of Bartira and presented in the table included in page F-57, column “Acquisition of Subsidiary”, of the Financial Statements are related to:

i)                    Brand - R$45.8 million - related to the trademark “BARTIRA,” which was calculated using the royalty relief method.

ii)                  Contractual relationships (lease agreement under favorable conditions) - R$35.9 million - related to the favorable condition, when compared to market prices, in the leasing agreement for the property where Bartira’s manufacturing plant is located for the remaining term of 7 years under these favorable conditions.

Our preliminary allocation analysis, and during completion of final purchase price allocation, indicated that no other significant intangible assets were identified, such as patterns or designs because Bartira’s furniture design are simple and focused on lower income buyers and because there are no other brand names other than “Bartira.”

The Company further clarifies that software acquired with Bartira amounted only to R$471,000 and was not included within intangible assets.

Given the nature of this additional disclosure, and for the additional operational reasons set out in the Company’s response to the Staff’s Comment No. 2 above, the Company respectfully requests to include the additional disclosure in future filings

If you have any questions or wish to discuss any matters relating to the foregoing, please contact Christophe Hidalgo of the Company at (011-55-11) 3886-0017.

Very truly yours,

/s/ Christophe Hidalgo
Christophe Hidalgo
Chief Financial Officer

/s/ Daniela Sabbag
Daniela Sabbag
Investor Relations Officer

cc: Andrew B. Jánszky and Fabiana Y. Sakai – Milbank, Tweed, Hadley & McCloy LLP